UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 4, 2022

BIOLIFE4D CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	81-4586116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(Mailing Address of principal executive offices)

(224) 602-9569

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.00001

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Complete Interim Review

On February 4, 2022, the management of BIOLIFE4D CORPORATION (the “Company”), after internal discussions among management, IndigoSpire (“IndigoSpire”), the Company’s prior independent auditor that audited the Company’s financial statements for the years ended December 31, 2020 and 2019, and LJ Soldinger Associates, LLC (“LJS”), the Company’s independent auditor for the upcoming fiscal year ended December 31, 2021, became aware of issues with the Company’s prior financial statements, where certain accounting principles were incorrectly applied, which indicate that the financial statements should not be relied upon. This applies to the audited financial statements included in the Company’s Annual Report on Form 1-K, dated April 28, 2021 for the years ended December 31, 2020 and 2019, and related notes, previously filed with the Securities and Exchange Commission (the “SEC”), which the Company intends to restate.

In connection with the preparation of the Company’s financial statements, the Company identified errors for the year ended December 31, 2020, related to accrued expenses and accounting for its convertible notes and shareholders’ equity.

The Company also identified errors for the year ended December 31, 2019, related to current assets, accrued expenses, and accounting for its convertible notes and shareholders’ equity.

It is possible that upon further review, the Company may identify other changes. The Company intends to issue and file with the SEC restated financial statements for all of the above periods as soon as practicable.

In connection with the errors discussed herein, Company management has determined that deficiencies existed in internal control over financial reporting that potentially would not prevent or detect a material misstatement. Management therefore concluded there was a material weakness in internal control over financial reporting related to the matters described above. Actions are currently being implemented to remediate this material weakness, including the hiring of a new Chief Financial Officer, as well as augmenting the Company’s accounting resources, and implementing a more formal review and documentation process. Furthermore, the Company is assessing additional remediation efforts in connection with the restatement process.

Company management has discussed with IndigoSpire the matters disclosed in this Current Report on Form 1-U.

This Current Report on Form 1-U contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our plans to restate our financial statements and amend prior SEC filings, the timing of such restatement, and the restatement’s effect on our prior financial statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the timing and nature of the final resolution of the accounting issues discussed in this Current Report on Form 1-U; any delay in the filing of required periodic reports with the SEC; our responses to potential comments from the SEC staff; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently expected by management; additional uncertainties related to accounting issues generally; adverse effects on our business as a result of the restatement process and procedures or the reactions to such event by our investors, customers and vendors, or increased regulatory, media, or financial reporting issues and practices, rumors, or otherwise; and the initiation of new legal proceedings. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOLIFE4D CORPORATION

By:	/s/ Steven Morris
Name:	Steven Morris
Title:	Chief Executive Officer
Date:	February 24, 2022